SEMGROUP ENERGY PARTNERS, L.P.

Two Warren Place

6120 South Yale Avenue, Suite 700

Tulsa, Oklahoma 74136

May 4, 2007

VIA EDGAR TRANSMISSION

Memorandum

        for

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SemGroup Energy Partners, L.P.
Registration Statement on Form S-1
File No. 333-141196

This memorandum sets forth the responses of SemGroup Energy Partners, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 1, 2007 (the “Comment Letter”) with respect to the Partnership’s registration statement on Form S-1 (File No. 333-141196) (the “Registration Statement”). The changes described herein are incorporated in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which has been filed with the Commission via EDGAR simultaneously with this memorandum. For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Form S-1 filed March 13, 2007

General

1.	We are currently reviewing your request for confidential treatment and may issue comments in a separate letter. Be advised that we will not be able to accelerate the effectiveness of the registration statement until all comments relating to the confidential treatment request have been cleared.

Response:

We acknowledge that the effectiveness of the Registration Statement will not be accelerated until any comments relating to the confidential treatment request have been cleared.

2.	We remind you of prior comments 2 and 3. Once you provide the information required by the comments, we will need sufficient time to review it.

Response:

We have filed with Amendment No. 2 all exhibits and appendices that are currently available. Please see Exhibit 3.4. We will file any remaining exhibits promptly, as soon as they become available. With respect to certain omitted information, we will provide such information in an amendment to the Registration Statement at the time such information is known. We acknowledge that the Staff will need sufficient time to review such information required by the comments once such information is provided.

3.	We note your response to prior comment 7. We do not agree with your position. Please remove the map. The map may suggest to readers that your operations, as a stand-alone company, are more substantial than as represented in the filing. Also, we note that you already address in some detail elsewhere in the filing your relationship with the parent company.

Response:

We have revised the Registration Statement to remove the map as requested. Please see the back cover page of the prospectus.

Our Relationship with Our Parent, page 3

4.	We note the supplemental information you have provided in support of your statement “our Parent, a leading provider of midstream energy services in the United States.” Because the term “leading” is not defined anywhere in the filing and may be attributed several meanings, it does not appear appropriate to state that, based on the information you provided, your parent is a leading provider of midstream energy services in the United States. Please remove the statement or provide additional documentation specifically supporting your representation.

Response:

We have revised the Registration Statement as requested. Please see pages 1, 3 and 78.

The Offering, page 9

5.	We note your response to prior comment 19. Please provide written confirmation that the amount to be distributed to your parent represents the fair market value of the assets being contributed to you.

Response:

Immediately prior to the closing of the offering, we intend to borrow $137.5 million under our new credit facility and distribute such proceeds to SemGroup Holdings who in turn will use such proceeds to repay outstanding indebtedness of our parent and to fund offering-related expenses. This amount does not, and is not intended to, represent the fair market value of the assets being contributed to us. We are currently a wholly-owned subsidiary of our parent and have no assets or operations. Our parent formed us to own and operate the crude oil assets that will be contributed to us immediately prior to the closing of this offering. Such assets are currently owned by our parent. Unlike many other master limited partnership transactions, our parent is not contributing any of its indebtedness to us (some of which relates to the crude oil assets) nor are we going to have any intercompany indebtedness with our parent. Instead, our parent decided to simplify our formation process and have us incur borrowings under our credit facility that will be distributed to reduce outstanding borrowings of our parent. Following this offering, our parent will still own a substantial interest in our partnership. We have revised our disclosure on page 6 of the Registration Statement to clarify that the borrowings under our credit facility will be used to repay outstanding indebtedness of our parent.

Please note that our pro forma financial statements give effect to the expected borrowings under our credit facility as does our unaudited pro forma available cash for the year ended December 31, 2006 and our estimated cash available for distribution for the twelve months ending March 31, 2008. Accordingly, we have given effect to such borrowings when we disclose to investors that we believe, based on the estimates contained and the assumptions listed under the caption “Our Cash Distribution Policy and Restrictions on Distributions” in the Registration Statement, that we will have sufficient cash available from operations to make cash distributions for the four quarters ending March 31, 2008 at the initial quarterly distribution rate of $0.3375 per unit per quarter on all units.

Gathering Transportation Services Revenues, page 48

6.	Quantify how much greater than the minimum monthly volumes were the actual transportation volumes for the year ended December 31, 2006

Response:

We have revised the Registration Statement as requested. Please see page 50.

7.	Please briefly discuss what your historical experience has been with respect to the termination or non-termination of producer field services contracts.

Response:

We have revised the Registration Statement as requested. Please see page 50.

Our Relationship with Our Parent, page 80

8.	We note your response to prior comment 6. Although you describe the anticipated benefits resulting from the separation from your parent and the conflicts that may arise as result of your continuing relationship with your parent, you do not discuss any negative impact to you that may result from the separation. We therefore reissue the comment in part.

Response:

We have revised the Registration Statement as requested. Please see page 82.

9.	In addition, please explain why the crude oil gathering, transportation, terminalling and storage operations of a publicly traded partnership would have a greater value and a lower cost of capital than could be obtained by operating the assets in a separate business segment of the Parent.

Response:

We have revised the Registration Statement as requested. Please see pages 81 and 82.

Compensation Discussion and Analysis, page 97

10.	We note on page 97 of the statement, “The portion of compensation expense for our named executive officers that is allocated to us by our Parent will be included in the annual administrative fee of $5.0 million that we will pay to our Parent pursuant to the Omnibus Agreement.” Please estimate, in percentage terms, the amount of annual administrative fee that the compensation expense will represent.

Response:

We have revised the Registration Statement as requested. Please see page 98.

Compensation Discussion and Analysis, page 97

11.	We note that the base salary of the named executive officers will be based on a number of factors, including the historical salaries for services rendered to the parent and affiliates and certain market data. To facilitate the investors’ understanding of the salary determination process, please disclose the amount of salaries paid to the named executive during the last year and, if available, the relative amount of time devoted to the business of your historical operations. We note that you have included financial disclosure, on a pro forma basis, depicting the result of your operations during the last year. Accordingly, it appears relevant to discuss the named executives’ salaries during the last year. Also, identify the market data used in the determination of base salaries and describe how it will be used in such determination.

Response:

As discussed in a telephone conversation with Carmen Moncada-Terry on May 2, 2007, we have determined that our general partner will enter into an employment agreement with each of our named executive officers. The salaries payable under the employment agreements will not be based on historical salaries for services rendered to our parent and its affiliates. Instead, the base salaries have been determined based upon market data regarding base salaries paid to comparable named executive officers of our peer companies, which are other publicly traded master limited partnerships and include Enbridge Energy Partners, L.P., Magellan Midstream Partners, L.P., Plains All American Pipeline, L.P., Sunoco Logistics Partners L.P. and TEPPCO Partners, L.P. The Registration Statement has been revised to reflect this approach to determining the base salaries of our named executive officers and to disclose the amount of each named executive officer’s base salary. Please see pages 98-101.

Notes to Unaudited Pro Forma Financial Statements, page F-5

Note 2. Pro Forma Adjustments and Assumptions, page F-5

12.	We have reviewed your response to comment 67 of our letter dated April 6, 2007 and do not agree with your conclusion. We believe the adjustment for incentive compensation in adjustment (j) is not an appropriate adjustment in the pro forma financial statements in accordance with Regulation S-X, Rule 11-02(b)(6). Please revise your pro forma statements and notes to remove the effect of this adjustment. In addition, please note we would expect this adjustment to be included in your tables of available cash as presented on pages 41, 45 and 46 as it will continue to affect the cash available for distribution.

Response:

We have revised the Registration Statement to remove the effect of this adjustment from the pro forma statements and notes as requested. Please see pages 15, 66, F-4 and F-6. This incentive compensation is reflected in the tables of available cash as presented on pages 42 and 46.

Notes to Financial Statements, page F-12

13.	We have reviewed your response to comment 71 of our letter dated April 6, 2007 and understand that you believe you have no legal or contractual obligations associated with the retirement of your property, plant and equipment. To further our understanding, supplementally tell us who will incur the obligations associated with the retirement of the property, plant and equipment you currently own and the circumstances under which the future obligations have been transferred to a third party.

Response:

To the extent that any assets are retired, the Partnership will incur the costs and recover any salvage value. However, we have concluded that no asset retirement obligations as contemplated by SFAS 143 exist as there are no legal or contractual obligations associated with the retirement of the property, plant and equipment we currently own.

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